CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: September, 2003	Commission File Number: 001-31316

THE BANK OF NOVA SCOTIA (Name of registrant)

44 King Street West, Scotia Plaza, Toronto, Ontario, M5H 1H1 [Public, Corporate & Government Affairs, Tel.: (416) 866-3925]

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |__|	Form 40-F |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes |_|	No |X|

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: September 19, 2003	By:	/s/ Ian McIntosh Name: Ian McIntosh Title: Vice-President, Public, Corporate & Government Affairs

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
99.1	Media Release: September 19, 2003 - Scotiabank signs final agreement to grow in the Dominican Republic

Exhibit 99.1

Attention Business/Financial Editors:

Scotiabank signs final agreement to grow in the Dominican Republic

Santo Domingo/Toronto, September 19, 2003 - Scotiabank announced today it has signed the definitive documentation for the transaction, first disclosed on July 8, that will more than double the size of its operations in the Dominican Republic.

“This agreement, to be implemented over the next three months, provides Scotiabank with a major presence across the Dominican Republic and will position us as the fifth largest private bank in the country - a market where we see tremendous potential,” said Peter Cardinal, Scotiabank Executive Vice-President, Latin America. “This announcement underscores our ongoing commitment to the Caribbean and Central America - a region where our presence is already twice that of our nearest competitor.”

The transaction agreements, finalized with Dominican financial authorities, provide for the purchase of 39 branches - a slight increase from the 35 outlined in the Memorandum of Understanding - and the hiring of 460 employees of Banco Intercontinental (Baninter). The transaction also includes the purchase of selected credit card, personal and commercial loans. Terms of the deal were not disclosed.

Acquired branches will be converted into Scotiabank locations over the next three months and will supplement the Bank’s existing 20-branch Dominican network. Scotiabank is not assuming any liabilities of Baninter, but will be working with customers who hold deposits to enable them to open a Scotiabank account if they choose to do so.

“Our ongoing focus will be to provide customers with first-rate products and services to meet their financial needs, while welcoming our new employees into the supportive and rewarding work environment of Scotiabank Group,” said Jim Meek, Senior Vice-President and General Manager, Dominican Republic, Scotiabank. “We’ve been doing business in the Dominican Republic for more than 83 years and this announcement opens an exciting new chapter in the Bank’s history - enabling us to play an active role in communities right across the country.”

Scotiabank is one of North America’s premier financial institutions, Canada’s most international bank and the leading bank in the Caribbean. For more than 110 years, Scotiabank has been contributing to the lives of people in communities across 25 countries in the Caribbean and Central America. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$282 billion in assets (as at July 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

This media release includes forward-looking statements about the transaction. Such forward-looking statements are inherently subject to risks and uncertainties beyond the parties’ control, including but not limited to, satisfaction of certain terms and conditions. Scotiabank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on its behalf.

To view this release in Spanish, please go to: http://files.newswire.ca/295/Transactionclose.pdf

Ends

For further information:
Toronto: Diane Flanagan, Scotiabank Public Affairs, 416-866-6806,
diane_flanagan@scotiacapital.com
Santo Domingo: Yocasta de la Cruz, Scotiabank Sales and Marketing, 809-735-2714
yocasta.delacruz@scotiabank.com